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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 March 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 March 2004
Number	14/04

BHP BILLITON - MANAGEMENT ANNOUNCEMENT

BHP Billiton announced today the resignation of Mike Oppenheimer as President of BHP Billiton's Energy Coal Customer Sector Group following an internal reorganisation.

BHP Billiton Chief Executive Officer, Chip Goodyear said: "Mike has done an excellent job running our Energy Coal CSG since June 2001. As a result of the changes to our organisational structure announced today, Mike has decided to leave the company. He will stay on until the end of July to ensure a smooth transition of the business to new leadership. I would like to wish Mike well for the future."

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 March 2004